Alyson Saad

Second Vice President — Counsel

Writer’s Direct Number: (205) 268-2984

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: Alyson.Saad@protective.com

October 26, 2020

Via EDGAR and E-mail

Ms. Elisabeth M. Bentzinger

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             PLICO Variable Annuity Account S

Protective Life Insurance Company

Initial Registration Statements on Form N-4

File Nos. 333-240102; 811-23593 (“PLICO Advisory Contract”)

File Nos. 333-240192; 811-23593 (“PLICO Non-Advisory Contract”)

PLAIC Variable Annuity Account S

Protective Life and Annuity Insurance Company

Initial Registration Statements on Form N-4

File Nos. 333-240103 and 811-23594 (“PLAIC Advisory Contract”)

File Nos. 333-240193 and 811-23594 (“PLAIC Non-Advisory Contract”)

Dear Ms. Bentzinger:

On  July 27, 2020 and  July 30, 2020, Protective Life Insurance Company and Protective Life and Annuity Insurance Company (together, the “Companies”) and their separate accounts filed the above-referenced initial registration statements respectively on Form N-4 with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 (the “Registration Statements”) for certain flexible premium deferred variable and fixed annuity contracts (the “Contracts”).  On behalf of the Companies and their separate accounts, we are transmitting this letter in response to comments received from the staff of the Commission (“Commission Staff”) in a letter to counsel for the Companies dated September 25, 2020 and in anticipation of filing with the Commission Pre-Effective Amendments No. 1 (the “Amendments”) to the Registration Statements.

The paragraphs below provide the Companies’ response to each comment raised by the Commission Staff.  For the Commission Staff’s convenience, each of the Staff’s comments is set forth in full below, and then the response follows. We have enclosed pages from the draft

Amendments marked to indicate the changes from the Registration Statements that we propose to make in response to the Commission Staff’s comments.

General

1.              Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to each registration statement.  We may have further comments when you supply the omitted information.

Response:                 The Company confirms that all missing information, including all exhibits, will be filed in the Amendments to the Registration Statements.

2.              Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any contract features or benefits, or whether the Companies will be solely responsible for any benefits or features associated with the Contract.

Response:                 There are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the Contracts.  The Company is solely responsible for paying out on any guarantees associated with the Contracts.

3.              To facilitate investor review, please add page numbering to the prospectuses and statements of additional information.

Response:                 The Company has added page numbering as recommended by the Commission Staff.

4.              Please apply the staff comments on the Protective Investors Benefit Advisory Variable Annuity (File Nos. 333-237747 and 811-8108) and the Protective Investors Benefit Advisory Variable Annuity NY (File Nos. 333-238855 and 811-8537), as applicable, that were provided orally on August 13, 2020 and August 26, 2020.

Response:                 The Company has applied the Commission Staff comments as applicable.

Cover Page

5.              Please clearly state in the second paragraph: (a) if the SecurePay Life rider is elected, the options for allocating Purchase Payments and Contract Value will be restricted; (b) an Owner cannot make any additional Purchase Payments under the Contract once the Owner begins taking withdrawals under the SecurePay rider, or beginning two years after the date the rider is issued, whichever comes first; and (c) this restriction may limit the ability to increase Contract Value, the death benefits (such as the Return of Purchase Payments Death Benefit), and the values under the SecurePay Life rider. The current disclosure is inconsistent across the registration statements.

Response:                 The Company has complied with the Commission Staff’s comment.

6.              (PLICO and PLAIC Non-Advisory Contracts) Please remove throughout the prospectus all references to Financial Intermediaries.

Response:                 The Company has removed all references to financial intermediary/intermediaries as requested by the Commission Staff.

Definitions

7.              Please update the definition of “Rate Sheet Prospectus Supplement” to indicate that the supplement sets forth the current fees for the SecurePay rider (in addition to the current Maximum Withdrawal percentages).

Response:                 The Company has revised the definition of Rate Sheet Prospectus Supplement to read, “A periodic supplement to this Prospectus which sets forth the current fees for the SecurePay rider as well as Maximum Withdrawal percentage under the SecurePay living benefit rider available when you purchase your Contract. See “PROTECTED LIFETIME INCOME BENEFIT (“SECUREPAY”) — Determining the Amount of Your SecurePay Withdrawals.””

Fees and Expenses-Periodic Fees and Charges

8.              (PLAIC Non-Advisory Contract) Please include the mortality and expense risk charge and the administration charge in the table.

Response:                 The Company has complied with the comment from the Commission Staff.

Fees and Expenses-Range of Expenses for the Funds

9.              The underlying fund lineup appears to be the same among all of the PLICO and PLAIC Contracts, yet the minimum/maximum fund expense range differs in each prospectus. Please confirm supplementally that the range of fund expenses, and corresponding expense examples, are accurate for each Contract.

Response:                 The Company has reviewed the range of fund expenses and corresponding expense examples for each Contract.  The Company revised the minimum/maximum fund expenses and corresponding expense examples in the Genesis Variable Annuity Contract (PLAIC Non-Advisory Contract), and the Company confirms that the minimum/maximum fund expenses and corresponding expense examples for each Contract are now accurate.

Fees and Expenses-Example of Charges

10.       (PLICO and PLAIC Advisory Contracts) When describing the expenses if the SecurePay rider has been purchased, please move up the statement “[i]f you surrender, annuitize(*) or remain invested in the Contract at the end of the applicable time period” to precede the tables.

Response:                 The Company has revised the disclosure as recommended by the Commission Staff.

11.       Because the current fees for the SecurePay rider are not disclosed in the prospectus and may fluctuate per the Rate Sheet Supplement, please remove the example that depicts the SecurePay rider at the current charge.

Response:                 The Company has removed the example as requested by the Commission Staff.

12.       (PLAIC Contracts) Please remove the part of the footnote stating that the Owner may not choose an Annuity Date that is less than three years after the most recent Purchase Payment. Alternatively, please describe this restriction in the Annuity Payments section of the prospectus. With respect to the PLAIC Non-Advisory Contract, please remove the first footnote.

Response:                 The Company has complied with the Commission Staff’s comment. With respect to the last sentence in the above comment, the Company has reviewed the first footnote and determined that it is appropriate. Examples (1) and (2) refer to annuitizing your Contract, and the Company believes that the footnote, which now uses the same language, should be included with both examples.

Summary — What is the SecurePay Rider?

13.       For clarity, please consider revising the last sentence of the last paragraph to state that “it is possible the Company will not have to make lifetime benefit income payments to the Owner from the Company’s own assets.”

Response:                 The Company has revised the disclosure as recommended by the Commission Staff.

Summary — What is the RightTime Option?

14.       Because the current fees for the SecurePay rider are not disclosed in the prospectus and may fluctuate per the Rate Sheet Supplement, please remove the statement regarding the current annual rider fee when the rider is purchased at issue or under the RightTime option.

Response:                 The Company has revised the disclosure as recommended by the Commission Staff.

Summary —Is the Contract Available for Qualified Retirement Plans?

15.       When stating that the Contract provides a number of benefits and features not provided by retirement plans or arrangements, please provide a brief example of such benefits and features (e.g., the death benefit).

Response:                 In response to the comment from the Commission Staff, the Company has added the following disclosure to the Summary, Description of the Contract, and the Qualified Retirement Plan sections as follows, “For example, the Contract gives you the right to annuitize and receive annuity payments, and it offers several benefits such as the Return of Purchase Payments Death Benefit and the SecurePay rider.”

Summary — Can Advisory Fees be Paid from the Contract Value?

16.       (PLICO and PLAIC Advisory Contracts) Please state that if the SecurePay rider is selected, the Owner may not elect to have Advisory Fees paid out of Contract Value.

Response:                 The Company has revised the disclosure as requested by the Commission Staff.

The Company, Variable Account and Funds — PLICO Variable Annuity Account S

17.       Please revise the date the Variable Account was established.

Response:                 The Company has revised the date as recommended by the Commission Staff.

Description of the Contract — The Contract

18.       (PLAIC Advisory Contract) Please update the name of the Contract here and in the request sheet for the SAI that follows Appendix F.

Response:                 The Company has updated the name of the Contract as recommended by the Commission Staff.

Description of the Contract- Surrenders and Withdrawals-Withdrawals

19.       (PLICO and PLAIC Non-Advisory Contracts) Please explain the legal basis under Section 22(e) of the Investment Company Act of 1940 for prohibiting withdrawals that would reduce Contract Value below $5,000. Please explain supplementally why the Company would not instead have instituted involuntary redemption procedures under such scenarios. See Item 11(d) of Form N-4. Please also update the references to the SecurePay rider and the Protective Income Manager rider, which are not offered under the Contract.

Response:                 In response to the Commission Staff comment, the Company revised the disclosure in the subject paragraph to accurately explain the process when it receives a request for a withdrawal that would reduce the Contract Value below $5,000 or a request for a withdrawal while the Contract Value is below $5,000. In those instances, the Company will attempt to contact the Owner to confirm their instructions, the Company will notify them that it will treat the request as a request for surrender, and pay the surrender value in a lump sum. If the Company is unable to contact the Owner within five days, it will process the request as a request for surrender.

Description of the Contract- Surrenders and Withdrawals- Payment of Advisory Fees

20.       (PLICO and PLAIC Advisory Contracts) Please explain how frequently the Advisory Fee will be deducted, and clarify that the Advisory Fee will be assessed as a percentage of Contract Value.

Response:                 The Company has complied with the Staff’s comment.

21.       (PLICO and PLAIC Advisory Contracts) The fourth paragraph states that if the SecurePay rider is selected, then the Owner may not elect to have Advisory Fees paid out of Contract Value. Please move this disclosure to the first paragraph of this section. Further, please remove the disclosure here and throughout the prospectus that states that ongoing deductions of the fee will not count as withdrawals under the SecurePay rider and that such deductions may reduce the potential for increases in the SecurePay rider benefits. Finally, if the Owner has chosen to have Advisory Fees deducted from Contract Value, please disclose what will happen to such deductions if the Owner subsequently elects the SecurePay rider under the RightTime option.

Response:                 The Company has moved the disclosure stating that if the SecurePay rider is selected, the Owner may not elect to have Advisory Fees paid out of the Contract Value to the first paragraph of the section as requested by the Commission Staff.  The Company has also removed the disclosure in this section and throughout the prospectus that states that ongoing deductions of the fee will not count as withdrawals under the SecurePay rider and that such deductions may reduce the potential for increases in the SecurePay rider benefits.  Finally, as requested by the Commission Staff, the Company has updated this section of the prospectus to state that if someone chooses to have Advisory Fees deducted from the Contract Value and subsequently elects the SecurePay rider under the RightTime option, the Owner can no longer deduct Advisory Fees from the Contract Value.

Protected Lifetime Income Benefits — The SecurePay Rider

22.       Please add disclosure in the introduction to alert potential investors to the contingent nature of the benefits under this rider (i.e., that: (i) withdrawals while the Contract Value is greater than zero are withdrawals of the investor’s own money; (ii) the Company is only required to start using its own money to make lifetime income payments to the Owner when and if the Owner’s

Contract Value is reduced to zero (other than due to an Excess Withdrawal); and (iii) the investor may never receive lifetime income payments from the Company’s money).

Response:                 The Company has added the requested disclosure as the third paragraph to the subject section, as recommended by the comment from the Commission Staff.

23.       Please explain supplementally the differences between the SecurePay Life rider, which is offered under the Contract, and the SecurePay Pro rider, which is offered under other contracts issued by the Companies.

Response:                 The SecurePay Life rider offers a lower rider fee than SecurePay Pro and does not charge a higher fee when the rider is added later through RightTime. While guaranteed withdrawal rates on SecurePay Pro are 0.25% to 1.00% lower than guaranteed withdrawal rates on SecurePay Life, SecurePay Pro allows policyholders to withdraw an additional amount of up to 1.00% of account value to pay for advisory fees without impacting the benefit base. SecurePay Life does not allow withdrawal of advisory fees on contracts with the rider.

Protected Lifetime Income Benefits — Rate Sheet Prospectus Supplement Information

24.       (PLICO and PLAIC Non-Advisory Contracts) As in the PLICO and PLAIC Advisory Contract prospectuses, please revise the disclosure in the first paragraph of the section to clarify that the supplement sets forth the current fees for the SecurePay rider (in addition to the current Maximum Withdrawal percentages).

Response:                 The Company has revised the disclosure as requested by the Commission Staff.

Protected Lifetime Income Benefits — Benefit Available on Maximum Annuity Date (oldest Owner’s or Annuitant’s 95th birthday)

25.       (PLAIC Contracts) As in the PLICO Contract prospectuses, please disclose that if benefits are being paid under the SecurePay NH benefit on the Maximum Annuity Date, the amount of the annuity payments will be determined in accordance with the terms of the SecurePay NH endorsement, and provide a cross-reference to “Availability of SecurePay NH Benefit after Annuitization.”

Response:                 The Company has revised the disclosure as requested by the Commission Staff.

Annuity Payments — Annuity Date- Changing the Annuity Date

26.       (PLICO and PLAIC Non-Advisory Contracts) Regarding the last sentence of this paragraph, please explain supplementally why an Owner is limited in his or her selection of an Annuity Option if the Annuity Date is changed (e.g., why is an Owner no longer permitted to choose Annuity Option A if he or she changes the Annuity Date?).

Response:                 The Company currently does not offer a non-lifetime Annuity Option that provides a certain period of less than ten years.  As such, the Company has modified the subject disclosure as well as other disclosure in the prospectus to reflect that non-lifetime Annuity Options with certain periods of less than ten years are not available under the Contract. The Company has also revised the last sentence of the “Changing the Annuity Date” section to clarify that a lifetime Annuity Option with a certain period is available as an Annuity Option after the Annuity Date is changed by adding the sentence “you must also elect as your Annuity Option an Annuity Option that provides payments for (1) the life of the Annuitant, (2) the life of the Annuitant for a certain period, or (3) a certain period of no less than 10 years.”

Annuity Payments — Annuity Income Payments

27.       Please state that the mortality and expense risk charge and the administration charge will continue to be assessed if variable income payments are selected. See Guide 10 to Form N-4.

Response:                 The Company has added the disclosure as recommended by the Commission Staff.

28.       (PLICO Advisory Contract) Please disclose how frequently annuity income payments will be made. Item 8(c) of Form N-4.

Response:                 The Company has added the disclosure as recommended by the Commission Staff.

Yields and Total Returns — Standardized Average Annual Total Returns

29.       (PLICO Non-Advisory Contract) To avoid investor confusion, please remove the reference to surrender charges that may apply when providing standardized average annual total returns, as the Contract does not impose such charges.

Response:                 The Company has removed the disclosure as recommended by the Commission Staff.

Yields and Total Returns — Non- Standard Average Annual Total Returns

30.       (PLICO Advisory Contract) To avoid investor confusion, please remove the reference to the contract maintenance fee, as the Contract does not impose this charge.

Response:                 The Company has removed the reference as recommended by the Commission Staff.

Qualified Retirement Plans — Pensions and Profit-Sharing Plans

31.       (PLICO and PLAIC Advisory Contracts) To avoid investor confusion, please remove the reference to the contract maintenance fee, as the Contract does not impose this charge.

Response:                 The Company has removed the reference as recommended by the Commission Staff.

Financial Statements

32.       (PLAIC Contracts) Please include depositor financial statements that comply with the time periods required by Item 23(b) of Form N-4 and Regulation S-X.

Response:                 The Company has revised the second paragraph under the Financial Statements section to clarify that we will be providing the statutory statements of admitted assets, liabilities, and capital and surplus of the Company as of December 31, 2019 and 2018 and the related statutory statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2019, as well as the Reports of Independent Auditors contained in the Statement of Additional Information. In accordance with the comment from the Commission Staff, the Company will be including these statutory statements in the subject Amendments.

Appendix E- Example of SecurePay Pro Rider

33.       (PLICO and PLAIC Advisory Contracts) Please update the references to the SecurePay “Pro” rider, which is not offered under the Contract.

Response:                 The Company has revised the disclosure as recommended by the Commission Staff.

PART C

34.       Please refile Exhibit a. to Item 26; the as-filed exhibit is blank.

Response:                 In accordance with the Commission Staff comment, the Company will refile Exhibit a. to Item 26 in each products’ forthcoming pre-effective amendment filing.

35.       (PLICO Non-Advisory Contract; PLAIC Contracts) Please refile Exhibit 5; the as-filed exhibit is blank.

Response:                 In accordance with the Commission Staff comment, the Company will refile Exhibit 5 in each products’ forthcoming pre-effective amendment filing.

36.       (PLICO Contracts) On the signature page, please indicate in the Title column that Steven G. Walker is a director of the Company.

Response:                 The Company has revised the title for Steven Walker as requested by the Commission Staff.

*  *  *  *  *

In addition to the enclosed marked pages, please note that the Company has made certain non-material and stylistic changes to the prospectus disclosure.

The Company intends to file with the Commission the Amendment as soon as practical.  Acceleration requests from the Company and from the principal underwriter will accompany the Amendment and will request acceleration of the effectiveness of the Registration Statement to November 11, 2020.

Please do not hesitate to call the undersigned at (205) 268-2984, or our counsel Thomas Bisset at (202) 383-0118 with any questions or comments concerning this response.  We greatly appreciate the Staff’s efforts in assisting the Company with these filings.

Sincerely,

/s/ Alyson Saad

Alyson Saad
Second Vice President, Counsel

cc:  Ms. Sally Samuel

Mr. Thomas Bisset